EXHIBIT 99.2

Contacts:

Peer M. Schatz Chief Executive Officer QIAGEN N.V. +49 2103 29 11702 e-mail: peer.schatz@QIAGEN.com	Dr. Solveigh Mähler Investor Relations QIAGEN N.V. +49 2103 29 11710 e-mail: solveigh.maehler@QIAGEN.com

QIAGEN Announces Pricing of $150 million of 1.5% Senior Convertible Notes Due 2024

Venlo, The Netherlands, August 4, 2004 - QIAGEN N.V. (Nasdaq: QGENF; Frankfurt, Prime Standard: QIA) (“QIAGEN” or the “Company”) today announced the pricing of US$150 million of senior unsubordinated convertible notes (the “Notes”) due 2024 sold to institutional investors outside the U.S. in reliance on Regulation S under the Securities Act of 1933, as amended.

The Notes will be convertible into the Company’s common shares at a conversion price of US$12.6449 (approximately EUR10.53), subject to adjustment. The Notes will pay a coupon of 1.5%, payable semi-annually in arrears. At the time of pricing of the convertible bond on August 4, 2004 at approximately 1:00pm MET, the price for the Company’s common stock was approximately EUR 7.15 per share (approximately US$8.59 per share).

QIAGEN is issuing the Notes to take advantage of the attractive financing opportunities currently available in the convertible bond market. The offering will provide additional financial resources and flexibility while capitalizing on the current favorable market environment. The Company intends to use a portion of the net proceeds for general corporate purposes, including the potential repayment or redemption of other outstanding debt and for potential acquisitions.

The Notes will be issued by a wholly-owned subsidiary of QIAGEN and guaranteed by QIAGEN. The settlement date of the Notes is expected to be August 18, 2004. An application will be made to list the Notes on the Luxembourg Stock Exchange.

Roland Sackers, QIAGEN’s Chief Financial Officer commented: “We are pleased to have raised these funds at attractive terms. This financing will contribute towards optimizing our balance sheet structure and puts us in a very strong position to execute our strategic plan.”

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The Notes being offered and the common shares issuable upon conversion of the Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful.

Stabilisation/FSA.

This announcement is for general information only and does not form part of any offer to sell, or the solicitation of any offer to buy, securities. The distribution of this announcement and the offer and sale of the securities described in this announcement (the “Securities”) in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions.

This announcement is directed only at the following persons in the United Kingdom: persons having professional experience in matters relating to investments; and persons falling within Articles 49(2)(a) to (d) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (high net worth corporations, unincorporated associations etc.). If you are in the United Kingdom and do not fall into one of the above categories, any investment or investment activity to which this announcement relates is not available to you, and will not be engaged in with you, and you should not act upon, or rely on, this announcement.

The Notes and (the rights to subscribe for) our common stock are not and will not be offered, as part of their initial distribution or at any time thereafter, to persons who are established, domiciled or resident (“are resident”) in the Netherlands other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). The offer of the Notes and (the rights to subscribe for) our common stock, each announcement thereof and the prospectus that will be made available comply with the laws and regulations of each State where persons to whom the offer is made are resident.

The Notes and the common shares issuable upon conversion of the Notes have not been and will not be authorized for public offering in Luxembourg and may not be offered or sold in Luxembourg in circumstances that would constitute a public offer unless the requirements of the Luxembourg law concerning public offers have been complied with.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding QIAGEN’s intention to commence and complete the offering and the intended uses of the proceeds of any such offering. To the extent that any of the statements contained herein are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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